Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

May 17, 2022

Via EDGAR

Raymond Be, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the "Registrant")
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A (the "Amendment")

Dear Mr. Be:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me and my colleague Laura Latham by telephone on April 4, 2022. The Registrant filed the Amendment with the Commission on February 9, 2022, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) for the purposes of launching a new exchange‑traded fund, the Principal Real Estate Active Opportunities ETF (the “Fund”). The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 106).

Comment 1: Please update the SEC Staff with the status of the Registrant’s request for an exemptive order that would permit the Registrant to offer exchange‑traded funds (ETFs) of the type described in the exemptive notice granted to Fidelity Beach Street Trust, et. al., Investment Company Act Release No. 33683 (Nov. 14, 2019) (the “Fidelity Notice”).

Response: The Registrant received its exemptive order on April 26, 2022 (Investment Company Act Release No. 34571).

Comment 2: Please include a finalized fee table (including footnotes) and expense example in the B filing for the Fund and also in your response letter.

Response: The Registrant has done so. Included below is the finalized fee table (including footnotes) plus expense example.

Management Fees	0.65%
Other Expenses	—%
Total Annual Fund Operating Expenses (1)	0.65%
(1)    The investment management agreement (the “Management Agreement”) between the Fund and Principal Global Investors, LLC (“PGI”) provides that, for the duration of the Management Agreement, PGI will pay all operating expenses of the Fund, except for the Management Fee, payments made under each Series 12b-1 plan (if or when such fees are imposed), brokerage commissions and other expenses connected to the execution of portfolio transactions, interest expense, taxes, acquired fund fees and expenses, litigation expenses and other extraordinary expenses.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years
Principal Real Estate Active Opportunities ETF	$66	$208

Comment 3: Please provide more detail about the Fund’s security selection process in the “Principal Investment Strategies.”

Response: The Registrant has added language about the Fund’s security selection process in the “Principal Investment Strategies.”

Comment 4: Please confirm supplementally that the Fund will only invest in the investment types listed in footnote 16 of the Fidelity Notice.

Response: The Registrant so confirms. Here is footnote 16 as a reference:

Each Fund may invest only in ETFs, Exchange-traded notes, Exchange-traded common stocks, common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Shares, Exchange-traded preferred stocks, Exchange-traded American depositary receipts, Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts, and exchange-traded futures that trade contemporaneously with the Shares, as well as cash and cash equivalents. For purposes of the application, exchange-traded futures are U.S. listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly. All futures contracts that a Fund may invest in will be traded on a U.S. futures exchange. For these purposes, an “Exchange” is a national securities exchange as defined in section 2(a)(26) of the Act. No Fund will invest in a “penny stock” as defined in Exchange Act Rule 3a51-1, borrow for investment purposes, hold short positions, or purchase any security that is illiquid at the time of purchase. The Tracking Basket will be subject to the same limitations.

Comment 5: Please disclose in the prospectus how many positions the Fund, as a non-diversified one, expects to hold.

Response: Registrant notes that the Fund will be non-diversified but respectfully declines to identify a specific range of the number of positions the Fund intends to hold as Registrant anticipates that the exact number could evolve over time.

Comment 6: Please prioritize risk factors versus stating them in alphabetical order.

Response: Registrant and Fund will do so once the SEC adopts the proposed amendments to Form N‑1A in Investment Company Act Release No. 33963 (Aug. 5, 2020) or some other future proposed amendments.

Comment 7: Please add language to the Principal Investment Strategies, to the extent true, about the Fund investing in smaller companies. If not true, please remove the “Smaller Companies Risk” from the Principal Risks.

Response: Registrant has added additional language to the Principal Investment Strategies about the Fund investing in smaller companies.

Comment 8: In the “Industry Concentration Risk,” please provide greater detail about the risk of the Fund’s concentration in the real estate industry.

Response: Registrant has added a cross reference in the “Industry Concentration Risk” to the “Real Estate Investment Trusts (‘REITs’) Risk” factor and the “Real Estate Securities Risk” factor.

Comment 9: In the Principal risks, please consider adding language to the Fund’s prospectus relating to remedial measures that the Fund’s investment adviser, Principal Global Investors, LLC (“PGI”), may implement if the Fund were to meet certain thresholds for its level of tracking error, premiums/discounts, and spreads.

Response: Registrant has added language to this effect in the Tracking Basket Structure Principal Risk.

Comment 10: Please consider adding language to the Principal Risks that the Fund’s lack of full transparency could result in fewer authorized participants trading on the Fund’s shares.

Response: Registrant has already included language to that effect in the “Market Trading Risks” in the non-summary section of the prospectus.

Comment 11: In the Principal Risks, please consider adding language that PGI cannot always create a tracking basket that matches the performance of the Fund’s portfolio.

Response: Registrant has added language to this effect in the “Arbitrage Risk” language in both the summary prospectus and the non-summary section of the Prospectus.

Comment 12: In the Market Trading Principal Risk, please consider adding language that trading in Fund shares may be halted.

Response: Registrant has added such a principal risk factor.

Comment 13: In the Redemption and Large Transaction Principal Risk, please clarify who the large investors may be. Please make this disclosure consistent with the “Redemption and Large Transaction Risk” language on page 14.

Response: Registrant has clarified this language in both places in the prospectus.

Comment 14: In the Additional Information about Investment Strategies and Risks, please clarify whether the strategies and risks that appear before the table on page 10 are principal risks or not.

Response: Registrant has added language to clarify whether the strategies and risks that appears before the table on page 10 are principal risks or not.

Comment 15: In the Additional Information about Investment Strategies and Risks, please tailor the “Active Management” language to the types of ETFs that are permitted under the Fidelity Notice and associated order. Please also add to the summary section of the prospectus if it is a principal risk.

Response: Registrant has tailored the language and added an active management risk to the principal risks in the summary prospectus.

Comment 16: In the Additional Information about Investment Strategies and Risks, please tailor the “Liquidity” language to the types of ETFs that are permitted under the Fidelity Notice and associated order.

Response: Registrant has removed this language from the prospectus because the particular language of the paragraph is either covered elsewhere in the prospectus or is not particularly meaningful for this Fund.

Comment 17: In the Additional Information about Investment Strategies and Risks, please tailor the “Foreign Securities” language to the types of foreign securities permitted in footnote 16 of the Fidelity Notice.

Response: Registrant has revised and pared down this language.

Comment 18: In the Additional Information about Investment Strategies and Risks, please consider adding language relating to the possibility of higher capital gains tax distributions to shareholders in the “High Portfolio Turnover” paragraph.

Response: Registrant has added language to that effect in the noted paragraph.

Comment 19: In the “Tracking basket structure” paragraph on page 22 of the prospectus, please replace the reference to the unaffiliated asset manager with “PGI.”

Response: Registrant has done so.

Comment 20: In the Fund prospectus or statement of additional information (the “SAI”), please state the following or something to the following effect: The Fund and each person acting on its behalf will comply with Regulation Fair Disclosure as if it applied to them.

Response: Registrant notes that this requested language is already in the SAI under the heading Portfolio Holdings Disclosure.

Comment 21: In the Fund prospectus or SAI, please state the following or something to the following effect: The Fund operates pursuant to specific exemptive relief and, as such, is bound by the terms and conditions of that relief, including limitations with respect to its permissible investments.

Response: The Registrant has added language to this effect in its SAI.

Comment 22: Please add the name of the licensor to the Fund’s prospectus or SAI.
Response: Registrant respectfully declines to add the licensor’s name to its prospectus or SAI. PGI and the licensor are party to a licensing agreement, which requires PGI, on behalf of the Fund, to add disclaimer language to the prospectus and/or SAI if the licensor’s name is disclosed in the prospectus and/or SAI. Registrant would rather not add this disclaimer language. Registrant also notes that the Fund’s exemptive notice, which is publicly available, discloses the name of an affiliate of the licensor. In other words, if an investor wants to know the identity of the licensor, the investor can find this information.

Comment 23: Please add the Fund’s concentration policy as a fundamental restriction in the SAI.

Response: Registrant has done so.

Comment 24: Please confirm that language to the following effect is included in PGI and any Fund sub-adviser’s code of ethics: Personnel with knowledge about the composition of a creation basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Response: Registrant so confirms and has added the revised codes of ethics as an exhibit to the B filing.

*****

Please call me at (515) 247-6651 if you have any questions.

Sincerely,

/s/ John L. Sullivan

John L. Sullivan
Assistant Counsel and Assistant Secretary, Registrant